Exhibit (a)(1)

For Immediate Release

Media Contact:

Steven Lipin/Sarah Lubman, Brunswick Group, 212-333-3810

Investor Contact:

Larry Dennedy, MacKenzie Partners, 212-929-5500

Gold Kist Board Rejects Pilgrim Pride’s Offer As Inadequate

•	Recommends to Stockholders Not to Tender Shares at $20 a Share

•	Gold Kist Files Lawsuit Against Pilgrim’s Over Legality of Board Nominations

ATLANTA—October 12, 2006—Gold Kist Inc. (NASDAQ:GKIS) today announced that its Board of Directors has rejected as inadequate Pilgrim’s Pride Corporation’s (NYSE:PPC) unsolicited tender offer to acquire all outstanding shares of common stock of Gold Kist at a price of $20.00 per share, and strongly recommends that its stockholders not tender their shares. The basis for the Board’s unanimous decision is set forth in the attached letter to stockholders and Gold Kist’s Schedule 14D-9 filed today with the Securities and Exchange Commission.

After careful consideration, the Board of Directors reached its decision that the tender offer is not in the best interests of stockholders. The Board consulted with its financial and legal advisors and its Special Committee of independent directors. As previously stated, the Board and the Special Committee remain committed to the continuing enhancement and execution of the Company’s strategic business plan, as well as exploration of potential alternatives to maximize stockholder value.

“Our Board unanimously determined that the offer is inadequate and does not fully reflect the value of Gold Kist, including the Company’s strong market position and future growth prospects,” said John Bekkers, Gold Kist President and CEO. “We have successfully positioned ourselves to take advantage of attractive growth opportunities in key markets and are confident in our prospects.”

A.D. Frazier, Jr., Chairman of the Board of Directors and member of the Special Committee, said, “Following a detailed and disciplined process the Board concluded that Gold Kist and its stockholders are poised to begin benefiting from the significant investments made during the past few years under our current business plan. We are also in the process of actively exploring strategic alternatives, which may lead to valuations greater than the $20 per share offered by Pilgrim’s. Consequently, the Board, with advice from its financial advisors, believes that the offer is inconsistent with our goal of maximizing stockholder value. We can better serve our stockholders, customers and employees by continuing to execute our strategic business plan and by continuing to actively explore strategic alternatives.”

In arriving at its decision, the Board of Directors and the Special Committee considered numerous factors, including not but limited to the following:

•	Pilgrim’s offer is inadequate, does not fully reflect the stand-alone value of Gold Kist, including its strong market position and its future growth prospects, and was made at a time when Gold Kist’s stock price was temporarily depressed following a recent cyclical downturn in the industry.

•	The offer values Gold Kist at a price below recent trading levels.

•	The Board of Directors believes the Company’s strategic plan will yield greater stockholder value than the offer and that the current management and Board structure of Gold Kist are built upon sound corporate governance principles. The Board also believes that current management and Board of Directors are uniquely situated to execute the Company’s long-term plan and deliver maximum value to Gold Kist stockholders.

•	The Board is committed to continuing to explore alternatives to maximize stockholder value.

•	The offer is subject to numerous conditions, which result in significant uncertainty that the offer will be consummated.

“The Board also believes that Pilgrim’s recognizes the attractiveness of Gold Kist’s current market positioning and post-2006 growth prospects and has opportunistically timed the offer to acquire Gold Kist before these factors are fully reflected in Gold Kist’s stock price,” said Bekkers.

The Board will continue to work with its financial advisors, Merrill Lynch & Co. and Gleacher Partners LLC, to explore potential alternatives to maximize stockholder value. The Board and management will continue to faithfully discharge their duties to its stockholders.

In addition, Gold Kist announced today that it has filed a lawsuit in federal court in the Northern District of Georgia seeking to enjoin Pilgrim’s from proceeding with its unlawful solicitation of Gold Kist stockholders to add its own officers to the Board of Directors of Gold Kist. The lawsuit alleges that Pilgrim’s attempt to add nine of its own officers to the Board of Directors of Gold Kist would, if successful, violate Section 8 of the Clayton Act, which prohibits officers and directors of companies of a certain size from sitting on the board of directors of a competitor. The lawsuit seeks to enjoin Pilgrim’s efforts to elect its nominees in violation of the Clayton Act. The lawsuit also alleges violations of the Securities and Exchange Commission’s proxy and tender offer rules by Pilgrim’s for failing to disclose to our stockholders that the election of the Pilgrim’s nominees would violate the Clayton Act. The complaint has been filed as an exhibit to the Company’s Schedule 14D-9.

The Gold Kist Board believes that it is critical that its stockholders receive full and fair disclosure about Pilgrim’s tender offer and believes that the election of its directors should be in compliance with the law. Gold Kist filed the lawsuit today to protect the rights of its stockholders to full and accurate disclosure regarding Pilgrim’s tender offer and to protect the integrity of the director election process.

Alston & Bird LLP and Richards, Layton & Finger P.A. are serving as outside legal counsel to Gold Kist.

We will file a proxy statement in connection with our 2007 annual meeting of stockholders. Our stockholders are strongly advised to read the proxy statement when it becomes available, as it will contain important information. Stockholders will be able to obtain the proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the proxy statement and any amendments and supplements to the proxy statement will also be available for free at the Company’s Internet website at www.goldkist.com or by writing to Gold Kist Inc., Attn: Investor Relations, 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346. In addition, copies of Gold Kist’s proxy materials may be requested by contacting our proxy solicitor, MacKenzie Partners, Inc. at (800) 322 2885 toll-free or by email at proxy@mackenziepartners.com. Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Gold Kist Inc. stockholders is available on Schedule 14A filed with the Securities and Exchange Commission on August 21, 2006.

Forward Looking Statements

This press release contains “forward-looking statements,” as defined in the federal securities laws, regarding Gold Kist’s beliefs, anticipations, expectations or predictions of the future, including statements relating to market conditions, the Company’s ability to take advantage of growth opportunities and benefits associated with investments made pursuant to the Company’s long-term strategic plan and potential strategic alternatives. These forward-looking statements involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated in such forward-looking statements include market conditions for finished and value-added products including competitive factors and the supply and pricing of alternative meat proteins; effectiveness of our sales and marketing programs; disease outbreaks affecting broiler production, demand and/or marketability of our products; uncertainties relating to fluctuations in the cost and availability of raw materials, such as feed ingredients; risks associated with effectively executing risk management activities; changes in the availability and relative costs of labor and contract growers; effectiveness of our capital expenditures and other cost-savings measures; contamination of products, which can lead to product liability and product recalls; access to foreign markets together with foreign economic conditions; acquisition activities and the effect of completed acquisitions; pending or future litigation; the ability to obtain additional financing or make payments on our debt; regulatory developments, industry conditions and market conditions; and general economic conditions; as well as other risks described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended October 1, 2005, and subsequently filed Quarterly Reports on Form 10-Q. Gold Kist undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

October 12, 2006

Dear Fellow Stockholders,

As you know, on September 29, 2006, Pilgrim’s Pride Corporation commenced an unsolicited cash offer for all the outstanding shares of Gold Kist at $20.00 per common share, subject to numerous conditions.

You should understand that your Board of Directors takes its fiduciary duty to act in the best interests of Gold Kist and its stockholders very seriously and is committed to enhancing stockholder value. After careful consideration, including a thorough review of the offer with independent financial and legal advisors, your Board of Directors unanimously determined that the Pilgrim’s offer is inadequate and not in the best interests of Gold Kist stockholders.

Your Board of Directors unanimously recommends that you reject the Pilgrim’s Pride offer and not tender your shares.

The factors relied upon by the Gold Kist Board in making its recommendation include the following:

•	Pilgrim’s offer does not fully reflect the stand-alone value of Gold Kist, including its strong market position and its future growth prospects, and was made at a time when Gold Kist’s stock price was temporarily depressed following a recent cyclical downturn in the industry;

•	The offer values Gold Kist stock at a price generally below recent trading levels;

•	The Board of Directors believes that market conditions will continue to improve;

•	The offer is subject to numerous conditions, which results in significant uncertainty that the offer will be consummated. These conditions include:

•	the election of Pilgrim’s nominees to Gold Kist’s Board of Directors, which we believe is a violation of the federal antitrust laws;
•	Pilgrim’s borrowing adequate funds to consummate the offer;
•	a minimum number of shares having been tendered in the offer;
•	Gold Kist’s Board of Directors taking action to revoke Gold Kist’s stockholder rights plan;
•	Gold Kist’s Board of Directors taking action to approve the offer for purposes of Section 203 of the Delaware General Corporation Law;
•	no material adverse change in Gold Kist’s business or other unusual events;
•	the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and
•	no pending litigation challenging the offer;

•	The Board of Directors believes the Company’s strategic plan will yield greater stockholder value than the Offer and that the current management and Board structure of Gold Kist are built upon sound corporate governance principles. The Board believes current management and the Board are uniquely situated to execute the Company’s long-term plan and deliver maximum value to Gold Kist stockholders;

•	The election of Pilgrim’s nominees to the Board, upon which the offer is conditioned, would violate Section 8 of the Clayton Act, which prohibits officers and directors of companies of a certain size from sitting on the board of directors of a competitor; and

•	The Board is committed to continuing to explore alternatives to maximize stockholder value and has formed a special committee to explore strategic plans and potential alternatives to maximize value.

A complete discussion of these and the other significant factors contributing to the Board of Directors’ recommendation are described in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to the Board of Directors’ recommendation.

Gold Kist has filed a lawsuit in federal court seeking to enjoin Pilgrim’s from proceeding with its unlawful solicitation of Gold Kist stockholders to add its own officers to the Board of Directors of Gold Kist. The lawsuit alleges that Pilgrim’s attempt to add nine of its own officers to the Board of Directors of Gold Kist would, if successful, violate Section 8 of the Clayton Act. The lawsuit seeks a preliminary and permanent injunction from Pilgrim’s efforts to elect its nominees in violation of the Clayton Act. The lawsuit also alleges violations of the Securities and Exchange Commission’s proxy and tender offer rules by Pilgrim’s for failing to disclose to our stockholders that the election of the Pilgrim’s nominees would violate the Clayton Act. The complaint has been filed as an exhibit to the Company’s Schedule 14D-9.

We greatly appreciate your continued support and encouragement.

Sincerely,

John Bekkers	A.D. Frazier, Jr.
President and Chief Executive Officer	Chairman of the Board

About Gold Kist

Gold Kist is the third largest chicken company in the United States, accounting for more than nine percent of chicken produced in the United States in 2005. Gold Kist operates a fully-integrated chicken production business that includes live production, processing, marketing and distribution. Gold Kist’s operations include nine divisions located in Alabama, Florida, Georgia, North Carolina and South Carolina. For more information, visit the company’s Web site at http://www.goldkist.com.

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